Mitsubishi Corporation
3-1,MARUNOUCHI 2-CHOME, CHIYODA-KU, TOKYO 100-8086, JAPAN
Investor Relations Office
Tel: +81-3-3210-8581 Fax: +81-3-3210-8583



May 31, 2007
Our ref. No. PI 129

The U.S. Securities and Exchange Commission
450 Fifth Street, N.W.
Room 3099
Office of International Corporate Finance
Mail Stop 3-7
Washington, D.C. 20549





**Re:Mitsubishi Corporation - File No. 82-3784**

Dear Sirs:

Mitsubishi Corporation is pleased to enclose for filing the following documents:

- **Mitsubishi Corporation Files Revised Tender Offer Documentation and Revises Announcement of Start of Tender Offer for Nitto Fuji Flour Milling Co., Ltd.**
- **Mitsubishi Corporation Files Revised Tender Offer Documentation and Revises Announcement of Start of Tender Offer for Nihon Shokuhin Kako Co., Ltd.**
- **Mitsubishi Corporation Files Revised Tender Offer Documentation and Revises Announcement of Start of Tender Offer for Nosan Corporation**

This release is to be filed with respect to the Issuer's obligations pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

**Please acknowledge receipt of this document by stamping the duplicate copy of this letter and returning it to us in the enclosed self-addressed envelope.*



Yours sincerely,

Yoshihiro Kuroi
Deputy General Manager,
Investor Relations Office

Translation of report filed with the Tokyo Stock Exchange on May 31, 2007

**Mitsubishi Corporation Files Revised Tender Offer Documentation and Revises Announcement of Start of Tender Offer for Nitto Fuji Flour Milling Co., Ltd.**

Mitsubishi Corporation (MC; hereinafter the "Offeror") today submitted revised documentation concerning its Tender Offer for the common stock of Nitto Fuji Flour Milling Co., Ltd. to the Director General of the Kanto Finance Bureau. The revised documentation, submitted in accordance with Article 27-8, Paragraph 1 of the Securities and Exchange Law, was accepted by the Director General of the Kanto Finance Bureau. Accordingly, MC wishes to announce the following corrections to the public announcement of the start of a Tender Offer dated May 21, 2007 (hereinafter the "Announcement of Start of Tender Offer").

These revisions are the result of corrections to the number of voting rights represented by shares, etc. held by special relationship entities on May 21, the date of announcement. There have been no changes in the conditions of purchase.

MC has revised details concerning "2. Details of tender offer" in the Announcement of Start of Tender Offer. Corrections are underlined.

(1) Percentages of issued shares, etc. held by Offeror and by special relationship entities on the date of announcement and that total as per section 2. (7) of the Announcement of Start of Tender Offer.

(Before Correction)

Offeror 35.89% Special Relationship Entities 0.59% Total 36.47%

(After Correction)

Offeror 35.89% Special Relationship Entities 0.63% Total 36.52%

(2) Total of percentages of issued shares, etc. held by Offeror after Tender Offer and by special relationship entities on the date of announcement as per section 2. (8) of the Announcement of Start of Tender Offer.

(Before Correction)

Offeror 65.41% Total 66.00%

(After Correction)

Offeror 65.41% Total 66.05%

###

This Press Release is for the announcement of the Tender Offer to the public and is not prepared for the purpose of sales solicitation. If you would like to offer for sale your shares in the Tender Offer, please ensure that you review the Tender Offer Statement (kokai kaitsuke setsumeisho) prepared by us in advance and offer your shares for sale at your own discretion as a shareholder. This Press Release does not fall under the categories of an offer to purchase securities or solicitation of the sale of securities, or solicitation of an offer for purchase of securities, nor does it constitute a part of such solicitation. This Press Release (or any part of it) or the distribution thereof shall not constitute grounds for any agreement in connection with the Tender Offer, and no agreement may be concluded on the basis of this Press Release (or a part of it) or the distribution thereof. The Tender Offer will not be conducted in or target the United States, either directly or indirectly, and will not be conducted by way of using the U.S. postal system nor by use of any other interstate or international commercial manner/method (including, but not limited to, telephone, telex, facsimile, email or internet communication), and will not be conducted through any stock exchange in the United States. An offer for sale of shares in the Tender Offer by means of the above-mentioned manners/methods, through the above-mentioned facilities, or from the United States is not permitted.

In addition, the Press Releases or other related documents regarding the Tender Offer will not, and cannot, be sent or distributed in or target the United States, or sent or distributed from the United States by way of post or other manners. Any offer for sale of shares in the Tender Offer violating, either directly or indirectly, the above-mentioned restrictions will not be accepted. Any solicitation to buy the securities or any equivalent from residents of the United States will not be conducted and any such solicitation will not be conducted in the United States; and securities or any equivalent sent by residents of the United States, or sent from the United States, will not be accepted. There may be some nations or regions which legally restrict the announcement, issuance or distribution of this Press Release. In such case, please pay attention to and comply with those restrictions. In the nations or regions where the execution of the Tender Offer is illegal, even if this Press Release is received, it shall not be deemed as a solicitation to apply to buy or to sell share certificates in connection with the Tender Offer, and it shall be deemed to be distribution of materials for reference purposes only.

Translation of report filed with the Tokyo Stock Exchange on May 31, 2007

# Mitsubishi Corporation Files Revised Tender Offer Documentation and Revises Announcement of Start of Tender Offer for Nihon Shokuhin Kako Co., Ltd.

Mitsubishi Corporation (MC; hereinafter the "Offeror") today submitted revised documentation concerning its Tender Offer for the common stock of Nihon Shokuhin Kako Co., Ltd. to the Director General of the Kanto Finance Bureau. The revised documentation, submitted in accordance with Article 27-8, Paragraph 1 of the Securities and Exchange Law, was accepted by the Director General of the Kanto Finance Bureau. Accordingly, MC wishes to announce the following corrections to the public announcement of the start of a Tender Offer dated May 21, 2007 (hereinafter the "Announcement of Start of Tender Offer").

These revisions are the result of corrections to the number of voting rights represented by shares, etc. held by special relationship entities on May 21, the date of announcement. There have been no changes in the conditions of purchase.
MC has revised details concerning "2. Details of tender offer" in the Announcement of Start of Tender Offer. Corrections are underlined.

(1) Percentages of issued shares, etc. held by Offeror and by special relationship entities on the date of announcement and that total as per section 2. (7) of the Announcement of Start of Tender Offer.

(Before Correction)
Offeror 39.91% Special Relationship Entities <u>0.49%</u> Total <u>40.40%</u>
(After Correction)
Offeror 39.91% Special Relationship Entities <u>0.50%</u> Total <u>40.41%</u>

(2) Total of percentages of issued shares, etc. held by Offeror after Tender Offer and by special relationship entities on the date of announcement as <u>per section 2. (8)</u> of the Announcement of Start of Tender Offer.

(Before Correction)
Offeror 65.51% Total <u>66.00%</u>
(After Correction)
Offeror 65.51% Total <u>66.01%</u>

###

This Press Release is for the announcement of the Tender Offer to the public and is not prepared for the purpose of sales solicitation. If you would like to offer for sale your shares in the Tender Offer, please ensure that you review the Tender Offer Statement (kokai kaitsuke setsumeisho) prepared by us in advance and offer your shares for sale at your own discretion as a shareholder. This Press Release does not fall under the categories of an offer to purchase securities or solicitation of the sale of securities, or solicitation of an offer for purchase of securities, nor does it constitute a part of such solicitation. This Press Release (or any part of it) or the distribution thereof shall not constitute grounds for any agreement in connection with the Tender Offer, and no agreement may be concluded on the basis of this Press Release (or a part of it) or the distribution thereof. The Tender Offer will not be conducted in or target the United States, either directly or indirectly, and will not be conducted by way of using the U.S. postal system nor by use of any other interstate or international commercial manner/method (including, but not limited to, telephone, telex, facsimile, email or internet communication), and will not be conducted through any stock exchange in the United States. An offer for sale of shares in the Tender Offer by means of the above-mentioned manners/methods, through the above-mentioned facilities, or from the United States is not permitted.

In addition, the Press Releases or other related documents regarding the Tender Offer will not, and cannot, be sent or distributed in or target the United States, or sent or distributed from the United States by way of post or other manners. Any offer for sale of shares in the Tender Offer violating, either directly or indirectly, the above-mentioned restrictions will not be accepted. Any solicitation to buy the securities or any equivalent from residents of the United States will not be conducted and any such solicitation will not be conducted in the United States; and securities or any equivalent sent by residents of the United States, or sent from the United States, will not be accepted. There may be some nations or regions which legally restrict the announcement, issuance or distribution of this Press Release. In such case, please pay attention to and comply with those restrictions. In the nations or regions where the execution of the Tender Offer is illegal, even if this Press Release is received, it shall not be deemed as a solicitation to apply to buy or to sell share certificates in connection with the Tender Offer, and it shall be deemed to be distribution of materials for reference purposes only.

Translation of report filed with the Tokyo Stock Exchange on May 31, 2007

# Mitsubishi Corporation Files Revised Tender Offer Documentation and Revises Announcement of Start of Tender Offer for Nosan Corporation

Mitsubishi Corporation (MC; hereinafter the "Offeror") today submitted revised documentation concerning its Tender Offer for the common stock of Nosan Corporation to the Director General of the Kanto Finance Bureau. The revised documentation, submitted in accordance with Article 27-8, Paragraph 1 of the Securities and Exchange Law, was accepted by the Director General of the Kanto Finance Bureau. Accordingly, MC wishes to announce the following corrections to the public announcement of the start of a Tender Offer dated May 21, 2007 (hereinafter the "Announcement of Start of Tender Offer").

These revisions are the result of corrections to the number of voting rights represented by shares, etc. held by special relationship entities on May 21, the date of announcement. There have been no changes in the conditions of purchase.

MC has revised details concerning "2. Details of tender offer" in the Announcement of Start of Tender Offer. Corrections are underlined.

(1) Percentages of issued shares, etc. held by Offeror and by special relationship entities on the date of announcement and that total as per section 2. (7) of the Announcement of Start of Tender Offer.

(Before Correction)
Offeror 22.19% Special Relationship Entities 0.97% Total 23.16%

(After Correction)
Offeror 22.18% Special Relationship Entities 1.02% Total 23.20%

(2) Total of percentages of issued shares, etc. held by Offeror after Tender Offer and by special relationship entities on the date of announcement as per section 2. (8) of the Announcement of Start of Tender Offer.

(Before Correction)

Offeror <u>65.03%</u> Total <u>66.00%</u>

(After Correction)

Offeror <u>65.01%</u> Total <u>66.03%</u>

###

This Press Release is for the announcement of the Tender Offer to the public and is not prepared for the purpose of sales solicitation. If you would like to offer for sale your shares in the Tender Offer, please ensure that you review the Tender Offer Statement (kokai kaitsuke setsumeisho) prepared by us in advance and offer your shares for sale at your own discretion as a shareholder. This Press Release does not fall under the categories of an offer to purchase securities or solicitation of the sale of securities, or solicitation of an offer for purchase of securities, nor does it constitute a part of such solicitation. This Press Release (or any part of it) or the distribution thereof shall not constitute grounds for any agreement in connection with the Tender Offer, and no agreement may be concluded on the basis of this Press Release (or a part of it) or the distribution thereof. The Tender Offer will not be conducted in or target the United States, either directly or indirectly, and will not be conducted by way of using the U.S. postal system nor by use of any other interstate or international commercial manner/method (including, but not limited to, telephone, telex, facsimile, email or internet communication), and will not be conducted through any stock exchange in the United States. An offer for sale of shares in the Tender Offer by means of the above-mentioned manners/methods, through the above-mentioned facilities, or from the United States is not permitted.

In addition, the Press Releases or other related documents regarding the Tender Offer will not, and cannot, be sent or distributed in or target the United States, or sent or distributed from the United States by way of post or other manners. Any offer for sale of shares in the Tender Offer violating, either directly or indirectly, the above-mentioned restrictions will not be accepted. Any solicitation to buy the securities or any equivalent from residents of the United States will not be conducted and any such solicitation will not be conducted in the United States; and securities or any equivalent sent by residents of the United States, or sent from the United States, will not be accepted. There may be some nations or regions which legally restrict the announcement, issuance or distribution of this Press Release. In such case, please pay attention to and comply with those restrictions. In the nations or regions where the execution of the Tender Offer is illegal, even if this Press Release is received, it shall not be deemed as a solicitation to apply to buy or to sell share certificates in connection with the Tender Offer, and it shall be deemed to be distribution of materials for reference purposes only.